Exhibit 99.1

Eco Wave Power U.S. Joins NVIDIA Inception Program to Advance AI-Driven Renewable Energy Infrastructure

Miami, Florida – May 18, 2026 – Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company (the “Company” or “Eco Wave Power”), announced today that its wholly owned subsidiary, Eco Wave Power U.S. Inc. (“Eco Wave Power U.S.”), has joined the NVIDIA Inception program, an initiative designed to support companies advancing artificial intelligence, data processing, simulation, and high-performance computing technologies.

Through the NVIDIA Inception program, Eco Wave Power U.S. will gain access to NVIDIA developer tools, technical resources, training, and ecosystem support to accelerate the development of AI-driven applications for renewable energy infrastructure and intelligent energy management systems.

Eco Wave Power is currently evaluating the integration of artificial intelligence technologies into multiple aspects of its wave energy operations, including:

●	Real-time optimization of wave energy generation

●	Predictive maintenance and infrastructure monitoring

●	Digital twin modeling of wave energy power stations

●	AI-driven analysis of ocean and weather data

●	Intelligent energy management for coastal and port infrastructure

●	Renewable energy applications supporting AI and data center infrastructure

Eco Wave Power U.S. is expected to serve as the Company’s central hub for AI-related initiatives and intelligent infrastructure development activities across Eco Wave Power’s global project portfolio.

As part of these efforts, Eco Wave Power U.S. is advancing discussions relating to research and development collaborations with leading academic institutions, including Florida-based universities, as well as additional technology and infrastructure stakeholders. These initiatives are expected to focus on the integration of AI layers into wave energy infrastructure, including digital twin technologies, predictive maintenance systems, operational optimization, and future applications relating to renewable energy solutions for data center infrastructure.

The Company believes that the rapid global expansion of artificial intelligence and high-performance computing infrastructure is expected to significantly increase electricity demand worldwide, creating growing demand for scalable and reliable renewable energy solutions.

The Company further believes that proximity-based renewable energy generation near ports, coastal cities, and infrastructure hubs may become increasingly important as electricity demand from AI computing continues to grow.

“Infrastructure supporting artificial intelligence requires massive amounts of electricity, and we believe renewable energy generation must evolve alongside it,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “By joining the NVIDIA Inception program through our U.S. subsidiary, we aim to accelerate the development of intelligent energy management capabilities and explore opportunities at the intersection of renewable energy infrastructure and AI-driven energy demand.”

Eco Wave Power U.S.’s participation in the NVIDIA Inception program follows Eco Wave Power’s recent visibility within NVIDIA-related initiatives, including an appearance during a keynote presentation by NVIDIA Founder and CEO Jensen Huang, alongside visibility across NVIDIA digital and social media channels focused on sustainability and AI innovation.

NVIDIA Inception is a global program designed to help companies accelerate innovation through access to cutting-edge technologies, technical guidance, training resources, and venture capital ecosystem opportunities.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:
www.ecowavepower.com

Press inquiries:
info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectations regarding Eco Wave Power U.S. serving as the Company’s central hub for AI-related initiatives, its belief that the expansion of AI and high-performance computing infrastructure will increase electricity demand and demand for renewable energy solutions, and its belief that proximity-based renewable energy generation may become increasingly important as AI computing demand grows. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.